Exhibit 99.1

Reimagining the Hotel Booking Experience:

HotelPlanner and Reservations.com Enter

Three-Way Merger with Astrea Acquisition

Corp. to Become a Public Company Listed on

NASDAQ

●	HotelPlanner and Reservations.com, industry leaders in travel technology and online hotel bookings, today announced a three-way merger agreement with Astrea Acquisition Corp. (NASDAQ: ASAXU), a special purpose acquisition company, that will result in their combining as a publicly listed company on NASDAQ under the new ticker symbol “HOTP.”

●	The combined company will keep the HotelPlanner name after consummation of the merger. HotelPlanner, with its family of brands including HotelPlanner.com, Meetings.com and now Reservations.com, will offer individual, group and corporate booking access to more than 1 million global properties, enabled by a proprietary, cloud-based, artificial intelligence technology platform, and a 24/7 global gig-based customer service platform.

●	The merger transaction is expected to enable HotelPlanner to transform into a diversified hotel and event booking platform with complementary revenue streams, and provide the combined company opportunities to realize multiple revenue and cost synergies to drive faster growth at scale.

●	HotelPlanner was able to prove its resilience during the height of the pandemic in 2020, experiencing only an estimated 23% decline in revenue. By contrast, the world’s largest OTAs experienced a 2020 revenue decline of approximately 50%. Moreover, HotelPlanner expects its 2021 revenue to exceed 2019 revenue, which was a record year, by approximately 31%.

●	The combined company has a forecasted 2022 revenue of approximately $170 million and is expecting a three-year revenue CAGR (2020 to 2023) of approximately 42%.

●	The transaction values the combined company at an enterprise value of $567.1 million, plus additional consideration should it achieve market-based milestones.

●	HotelPlanner intends to use most of the anticipated net proceeds to accelerate organic growth by continuing to increase effectiveness in marketing spending, and accelerating investments in artificial intelligence, machine learning, onboarding of gig-based travel agents, innovations and API services. HotelPlanner also plans to seek growth through potential future acquisitions in adjacent or complementary markets.

●	An investor webcast and conference call will be held on August 10, 2021 at 8:00 am ET.

WEST PALM BEACH & KEY BISCAYNE, FL – (BUSINESS WIRE) -- HotelPlanner, a hotel and event booking technology platform, Reservations.com, a premier online travel agency, and Astrea Acquisition Corp. (NASDAQ: ASAXU), a publicly traded special purpose acquisition company, announced today that they have entered into a definitive three-way merger agreement for a business combination. Through this transaction, HotelPlanner, with its family of brands including Meetings.com and Reservations.com, plans to leverage its 1+ million hotel room and alternative accommodation inventory and proprietary booking engine to unlock synergies across the travel ecosystem. The transaction is expected to position the combined company to capitalize on expected increased demand for individual, group, and corporate travel and to invest to drive accelerated growth, expand internationally and pursue attractive, well-timed, high-return M&A opportunities. Upon completion of the business combination, which is expected to occur in the fourth quarter of 2021, the combined travel technology company will operate as HotelPlanner, and will be listed on NASDAQ under the new ticker symbol “HOTP.”

A key business differentiator is HotelPlanner’s ability to deliver unique “Closed User Group” rates to customers. Closed User Group discounted rates are offered in unpublished, private sale environments and are available to members within groups such as weddings, reunions, tour groups, pro and amateur sports teams and leagues, private clubs, associations, business meetings and corporate travel. Closed User Group rates are complementary, not competitive, with Online Travel Agencies (OTAs) and deliver a larger proportion of higher-margin “Merchant of Record” transactions with fewer cancellations.

“As worldwide leisure and business travel demand rebounds in the coming months and years, we are in a prime position to rapidly grow our user base and revenue,” said Tim Hentschel, Co-Founder and CEO of HotelPlanner. “We see opportunities for accelerating growth both in the U.S. and globally as we unite two of the largest online booking websites on one highly efficient tech-forward platform, and combine it with the power of our Closed User Group rates. HotelPlanner is a dynamic and cycle-tested company with proven management, scalable proprietary technology, strong profitability, and preferred partnerships built over nearly two decades with 50,000 individual hotels, plus access to more than 1 million accommodation options we make available to our customers. Our technology investments have enabled us to remain ahead of the curve in the rapidly changing travel industry. Reservations.com is a leading global hotel booking website, with more than 1 million stays booked each year. Together, with our combined user base, global gig-based travel agents, brand reach, organizational efficiencies, and significant capital, we are in a prime position to shape the future of online travel booking.”

Felipe Gonzalez, CEO of Astrea Acquisition Corp., said “We are thrilled to partner with HotelPlanner and Reservations.com. We analyzed a lot of companies as part of our investment process, and HotelPlanner stood out to us as a unique platform with tremendous potential to benefit from access to public markets. In its nearly two-decade run, HotelPlanner.com has proven to be one of the most innovative, successful, and resilient travel technology companies in the industry, with steady growth nearly every year. In 2020, they successfully navigated through the pandemic and are now positioned to capitalize on the increasing demand for global travel. The combined HotelPlanner is on track to achieve record revenue in 2021, and we believe this transaction will provide the scale and capital to help further accelerate their growth trajectory and deliver exceptional shareholder value for decades to come.”

HotelPlanner.com

HotelPlanner.com launched in 2004 with a simple yet profound idea: to fundamentally transform the hotel booking space. Through organic growth and strategic acquisitions, HotelPlanner has consistently grown revenues and successfully managed through the COVID19 pandemic, and is expected to be on pace to hit record revenues in 2021. Based on gross booking volume as of July 31, 2021, HotelPlanner is one of the world’s largest global providers of online group hotel bookings and a leading provider of individual hotel bookings.

Meetings.com

In 2013, HotelPlanner.com acquired Meetings.com, which successfully diversified the growing company into the online meeting and event booking market. Meetings.com focuses on business travel and helping corporate event planners book meeting space plus hotel rooms. Through direct relationships with leading meeting and banquet venues around the world, Meetings.com quickly finds clients the perfect space for the best value.

Reservations.com

Reservations.com launched in 2014 and has quickly grown into one of the most recognized hotel booking brands in the U.S., with more than 1 million hotel stays booked on their site in 2019. Led by an experienced management team of hospitality and technology industry veterans, Reservations.com offers competitive deals to leisure and business travelers. Once combined with HotelPlanner, Reservations.com will continue to scale its platform to provide a highly personalized booking experience by utilizing HotelPlanner’s global gig-based customer service platform. Additionally, the shift of Reservations.com’s offline bookings to HotelPlanner’s higher margin Closed User Group rates is expected to create additional revenue opportunities.

Transaction Overview

The transaction implies a pro forma company’s enterprise value of $567.1 million, or 3.3x HotelPlanner’s estimated 2022 revenue of approximately $170 million, and an implied equity market capitalization of approximately $687.9 million. The transaction is expected to provide HotelPlanner with more than $120 million in cash proceeds to its balance sheet, assuming no redemptions, to drive business performance and accelerate organic growth through investments and technology developments in artificial intelligence, machine learning, onboarding of gigbased travel agents, innovations and API services, and selective acquisitions.

Existing HotelPlanner and Reservations.com owners have agreed to roll-over approximately 93% of its ownership and expect to retain approximately 68% ownership following consummation of the business combination. Secondary proceeds of $35 million are primarily intended to effectuate the transaction between Reservations.com and HotelPlanner.

The transaction will require the approval of the stockholders of Astrea, and is subject to other customary closing conditions, including the receipt of certain regulatory approvals. The transaction is expected to close in the fourth quarter of 2021.

Additional information about the transaction, including a copy of the investor presentation that will be used by the parties to describe the transaction during the conference call discussed below, will be provided in a Current Report on Form 8-K to be filed by Astrea with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov.

Management and Board of Directors

Upon completion of the transaction, the management of the combined company will be led by Tim Hentschel, HotelPlanner’s Co-Founder & CEO, who will also serve as Chairman of the Board of Directors, and HotelPlanner’s Co-Founder John Prince, who will serve as Chief Information Officer. The senior management team will also include Joe Groglio, Chief Financial Officer, Bruce Rosenberg, Chief Operating Officer, Leticia Piloto-Rodriguez, Chief Legal Officer, and Philip Ballard, Chief Communications Officer & Head of Investor Relations.

Reservations.com Co-Founders Yatin Patel and Mahesh Chaddah will also become part of HotelPlanner’s management team and will be instrumental to the merged company going forward.

Upon completion of the transaction, the surviving company’s non-employee Board of Directors is expected to also include:

●	Gianno Caldwell, Fox News political analyst

●	Jeff Goldstein, former President of Pricegrabber

●	Dieter Huckestein, former Chairman/CEO of Conrad Hotels and former Chairman of the American Hotel & Lodging Association

●	Mohsen Moazami, former President of Cisco Systems

●	Dylan Ratigan, former MSNBC host of “The Dylan Ratigan Show”

●	Kate Walsh, Dean of the Cornell University School of Hotel Administration

●	Jim Wilkinson, Chairman/CEO, TrailRunner International

Tim Hentschel, John Prince, Yatin Patel, and Mahesh Chaddah will also serve on the Board.

Advisors

EarlyBirdCapital, Inc. are serving as financial advisor to Astrea Acquisition Corp and Graubard Miller as its legal advisor.

Perella Weinberg Partners are serving as financial advisor to HotelPlanner, and Gunster Yoakley & Stewart, P.A. and Latham & Watkins LLP as legal advisors to HotelPlanner.

Katz Teller Brant & Hild, LPA and Stradley Ronan Stevens & Young, LLP are serving as Reservations.com’s legal advisors.

Investor Webcast and Conference Call

HotelPlanner, Reservations.com, and Astrea Acquisition Corp. will host a joint investor webcast and conference call to discuss the proposed transaction on Aug 10, 2021, at 8:00 am ET. A link to the webcast will be available on the Company’s website at hotelplanner.com/investors.

To listen to the prepared remarks via telephone, dial 1-877-300-8521 (U.S.) or 1-412-317-6026 (international) and an operator will assist you. A webcast replay will also be available on the Company’s website at the same link as above.

Astrea Acquisition Corp. will file an investor presentation with the SEC at the time of the webcast related to the proposed transaction.

Additional Information and Where to Find It

The transaction referred to in this press release, as well as detailed financial and business information concerning HotelPlanner and Reservations.com and other information will be contained in proxy materials to be filed with the SEC by Astrea Acquisition Corp., and definitive proxy materials will be sent to all Astrea shareholders. Before making any voting decision, Astrea’s stockholders are urged to carefully review the proxy materials and all other relevant documents filed with the SEC in connection with the proposed transaction as they become available.

Investors and security holders will be able to obtain free copies of the proxy materials and all other relevant documents filed or that will be filed by the SEC by Astrea through the website maintained by the SEC at www.sec.gov. Copies of the proxy materials can also be obtained, when available, without charge, from HotelPlanner’s website at http://www.hotelplanner.com and https://www.astreaacquisitioncorp.com/.

Participants in the Solicitations

Astrea, HotelPlanner, Reservations.com and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Astrea’s shareholders in connection with the proposed transaction. You can find more information about Astrea’s directors and executive officers in Astrea’s final prospectus dated February 3, 2021 and filed with the SEC on February 4, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between HotelPlanner, Reservations.com and Astrea Acquisition Corp., including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, future financial condition and performance of HotelPlanner and Reservations.com and expected financial impacts of the transaction (including future combined revenue, equity value and cash balance), the satisfaction of closing conditions to the transaction, the level of redemptions of Astrea’s public stockholders and the products and markets and expected future performance and market opportunities of HotelPlanner and Reservations.com.

These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Astrea’s securities, (ii) the risk that the transaction may not be completed by Astrea’s business combination deadline and the potential failure to obtain an extension to the business combination deadline if sought by Astrea, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of Astrea, the satisfaction of the minimum trust account amount following any redemptions by Astrea’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on the business relationships, operating results, and business generally of HotelPlanner and Reservations.com, (vii) risks that the proposed transaction disrupts current plans and operations of HotelPlanner and/or Reservations.com, (viii) the outcome of any legal proceedings that may be instituted against HotelPlanner, Reservations.com, or Astrea related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of Astrea’s securities on NASDAQ or another national securities exchange, (x) changes in the competitive and regulated industries in which HotelPlanner and Reservations.com operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of HotelPlanner and Reservations.com and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the risk of downturns and a changing regulatory landscape in the highly competitive online travel booking industry, and (xiii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize projected results and underlying assumptions, including with respect to anticipated shareholder redemptions.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the proxy materials discussed above, and other documents filed by Astrea from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and HotelPlanner, Reservations.com, and Astrea assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law. None of HotelPlanner, Reservations.com, or Astrea gives any assurance that HotelPlanner, Reservations.com, or Astrea, or the combined company, will achieve its expectations.

About HotelPlanner

HotelPlanner is a leading travel technology company that combines proprietary artificial intelligence capabilities with a 24/7 global gig-based reservations and customer service network. HotelPlanner travel agents can customize all traveler hotel & accommodation needs from a single platform while providing localized advice. HotelPlanner is one of the leading providers of individual, group and corporate travel bookings, specializing in unique “Closed User Group” discounted rates offered in unpublished private sale environments. Founded in 2004, HotelPlanner has enduring partnerships with many of the world’s largest OTAs, well-known hotel chains, individual hotels, online wedding providers, ancillary lodging providers, corporations, professional and amateur sports teams and franchises, universities and government agencies.

For more information, please visit www.hotelplanner.com

About Reservations.com

Reservations.com is an award-winning online travel company on a mission to bring the human touch back to travel. Founded in 2014 with a focus on helping consumers create memorable travel experiences, Reservations.com has experienced rapid growth. Reservations.com's user friendly website offers unparalleled visibility into hotels, including: descriptions, pricing information, and reviews of nearly 500,000 properties globally. The company is on a journey to enable customers to not only reserve hotels, but to create memories.

For more information, please visit www.reservations.com.

About Astrea Acquisition Corp.

Astrea Acquisition Corp. (NASDAQ: ASAXU) is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. While we intend to evaluate opportunities in many industries, we are targeting technology-enhanced high-growth companies that have clear differentiated business models suited for disruption in their sectors. The diverse experience, extensive relationship network, and successful SPAC experience of our management team and board of directors make Astrea an ideal partner for businesses that have the potential to become outstanding public companies.

Contacts

Investors

For HotelPlanner: ICR – investors@hotelplanner.com

For Astrea Acquisition Corp.: info@astreaacquisitioncorp.com

Media

For HotelPlanner: ICR – media@hotelplanner.com

For Astrea Acquisition Corp.: info@astreaacquisitioncorp.com

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